Exhibit 21
Subsidiaries of Preferred Apartment Communities, Inc.

Name	Jurisdiction of Formation
Ashford Park, LLC	Delaware
City Vista Mezzanine Lending, LLC	Delaware
City Park Mezzanine Lending, LLC	Delaware
Charles Hight Square Mezzanine Lending, LLC	Georgia
Iris Crosstown Mezzanine Lending, LLC	Delaware
Lake Cameron, LLC	Delaware
PAC Summit Crossing, LLC	Georgia
PACOP Special Member, Inc.	Delaware
Preferred Apartment Communities Operating Partnership, L.P.	Delaware
Stone Rise Apartments, LLC	Delaware
Summit Crossing Mezzanine Lending LLC	Georgia
Trail Creek Apartments, LLC	Delaware
Trail Creek Mezzanine Lending, LLC	Delaware
WAM McNeil Ranch, LLC	Delaware